UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Formula Systems (1985) Ltd. (“Formula”) hereby notifies its shareholders that it will hold an extraordinary general meeting of shareholders (the “Meeting”) at Formula’s offices, located at 5 HaPlada Street, Or-Yehuda, Israel, on Wednesday, November 27, 2013 at 10:00 a.m., Israel time. The record date for the determination of the holders of Formula’s ordinary shares, nominal value NIS 1.00 per share (“Ordinary Shares”), entitled to this notice of the Meeting and to vote at the Meeting is Monday, October 28, 2013.

At the Meeting, Formula’s shareholders will be asked to vote on the approval of a compensation policy for the directors and other office holders of Formula, in accordance with the requirements of the Companies Law.

The Board of Directors of Formula recommends that Formula’s shareholders approve the above proposal.

The presence in person or by proxy of two or more shareholders possessing at least twenty-five percent (25%) of Formula’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on Wednesday, December 4, 2013 at the same time and place, unless otherwise determined by the Chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, if a quorum is again not present within 30 minutes of the scheduled time for the Meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of the above proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition to the simple majority described in the previous sentence, the approval of the proposal also requires that either:

•	the majority voted in favor of the proposal includes a majority of the Ordinary Shares held by non-controlling shareholders who do not have a personal interest in the approval of the compensation policy that are voted at the Meeting, excluding abstentions; or
•	the total number of Ordinary Shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in Formula.

In accordance with the regulations under the Companies Law, Formula is publishing a Hebrew language version of the notice of the Meeting in Israeli newspapers on Thursday, October 24, 2013. On or about October 30, 2013, Formula will also provide to its shareholders (and the holders of its American Depositary Receipts that represent Ordinary Shares) a proxy statement describing the above proposal, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting. The proxy statement with respect to the Meeting is attached hereto as Exhibit 99.2. The proxy card whereby holders of Ordinary Shares may vote at the Meeting without attending in person is attached hereto as Exhibit 99.3.

Exhibits

Exhibit No.	Description
99.1	Press Release issued by Formula on October 24, 2013.
99.2	Notice and Proxy Statement with respect to Formula Systems (1985) Ltd. Extraordinary General Meeting of Shareholders.
99.3	Proxy Card with respect to Formula Systems (1985) Ltd. 2013 Extraordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: October 24, 2013	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by Formula on October 24, 2013.
99.2	Notice and Proxy Statement with respect to Formula Systems (1985) Ltd. Extraordinary General Meeting of Shareholders.
99.3	Proxy Card with respect to Formula Systems (1985) Ltd. 2013 Extraordinary General Meeting of Shareholders.